Contact

www.linkedin.com/in/ppompa
(LinkedIn)
www.cielopef.com (Company)

Top Skills

Start-ups

Semiconductors

Product Marketing

Honors-Awards

2013 Jerry I. Porras Latino
Leadership Award,

Governor's Award

Award of Merit

Development Volunteer Engagement
Task Force

Phil Pompa

Chief Executive Officer at Work4Workers, Inc.
Austin

Summary

Serial Entrepreneur, Consultant, & Investor.   Executive
management and board level experience ranging from startups
to F100 companies. Corporate strategy, management,
structure,governance, product / market definition, sales and financing
advisor.

Specialties:
Entrepreneur, Public Company CEO, Board Member, Angel
Investor, General Management, Mergers & Acquisitions, Product
Development, Worldwide Sales, Marketing and Business
Development in global markets.
Entrepreneurial expertise including new business development,
business plan development, venture financing, and identifying exit
alternatives.

Experience

Work4Workers, Inc. - Labor Market App Startup
Chief Executive Officer
March 2020 - Present (1 year 4 months)
Austin, Texas, United States

Pompa Capital, LLC
President
June 2011 - Present (10 years 1 month)
Austin & San Antonio

Partnership created for angel investing in early stage technology startups and
real estate investments.   The real estate focus is on distressed residential
and commercial properties in Austin and San Antonio, Texas.   We create re-
development plans to increase the value of the properties.

Limited angel investments in early stage technology companies.

J.L. Powers & Associates
Consultant
April 2018 - Present (3 years 3 months)
Austin, Texas Area

J.L. Powers & Associates provides third party business development, reputation management and media consulting services. We assist clients from a broad range of industries, including: Health Care, K-16 Education, Natural Resources, Municipal Services, Real Estate Development, Technology & Transportation. Our extensive network and reputation allows us to serve our clients where they want to do business, through information exchange and relationship cultivation. We deliver our services by listening and understanding our clients needs; then tailoring an approach to meet their business objectives. We hold ourselves accountable through regular meetings, direct client representation & boots on the ground implementation.

Pompa Consulting
Consultant
April 2012 - Present (9 years 3 months)
Austin, Texas

Board advisor and management consultant for multiple clients.   Provide ongoing advice and guidance in corporate strategy, structure and governance. Including raising additional investment capital and developing mergers and acquisition strategies. Clients have included cloud based charity donation software startup, energy management software startup, semiconductor fab equipment company, electronic assembly contractor, and large semiconductor company.

LBAN/Latino Business Action Network
7 years 11 months

Board of Directors / Mentor
August 2013 - Present (7 years 11 months)
Palo Alto, California

Board member for the Latino Business Action Network, LBAN. that works in collaboration with the Stanford Graduate School of Business.   Also, acts as mentor to Latino Entrepreneurs participating in an online course on scaling your business offered in a collaboration between LBAN and the Stanford GSB Executive Education program.

Interim Executive Director
August 2016 - April 2017 (9 months)
Palo Alto, California

The Latino Business Action Network is a 501(c)3 non-profit founded in July 2012. LBAN's vision is to make America stronger through Latino Entrepreneurship utilizing research and education programs at Stanford University. The Stanford Latino Entrepreneurship Initiative includes a research program that includes a 2 Million record database of Latino business owners across the U.S. In addition, SLEI's programs includes the Stanford Latino Entrepreneur Leaders Program. SLELP is a remote accelerator that empowers Latino business owners to scale their businesses. See www.lban.us for more information. My role was temporary while we searched for a new Executive Director.

International Accelerator
Managing Director
April 2015 - July 2016 (1 year 4 months)

The International Accelerator (IA) focuses on non-U.S. companies and founders interested in moving to the U.S. IA is more than an accelerator program; it is dedicated to helping non-U.S. citizen entrepreneurs set up their U.S. company, give it an "American look and feel," and a sturdy foundation to build a global business. Managed the early growth of the program with the first cohort of companies joining IA. Developed an expanded mentor, investor, and professional services program. See more at: http://www.internationalaccelerator.com/

Cielo Private Equity Funds
Venture Partner
April 2012 - April 2015 (3 years 1 month)

Responsible for identifying new investment opportunities and performing due diligence.

Articulate Labs
Vice President / Consultant
May 2011 - January 2013 (1 year 9 months)

Early stage, Austin based startup developing a device to treat osteoarthritic knees. Assisted with business plan development, expanding the board of advisors, and attracting seed capital.

Conexant
Sr. VP of Product Marketing
January 2010 - January 2011 (1 year 1 month)

Lead the company's worldwide marketing effort to gain share in all targeted segments and work closely with Conexant's sales and engineering teams to define differentiated new products in growth markets. Conexant was acquired by a private equity company in early 2011.

Rational Semiconductor
Co-founder
September 2008 - January 2010 (1 year 5 months)

Semiconductor startup based in Austin, Texas.

Sigmatel
4 years 1 month

CEO
January 2007 - May 2008 (1 year 5 months)

Focused and restructured company to three core lines of business. Successfully managed acquisition by Freescale at 69% premium to previous trading price.

VP & GM
May 2004 - December 2006 (2 years 8 months)

General Manager for Portable Systems Group, primarily portable media player SOCs.

AMD
VP Marketing
February 2002 - May 2004 (2 years 4 months)

Alchemy Semiconductor, Inc.
VP Marketing
1999 - 2002 (3 years)

UMAX Computer Corporation
VP Marketing
1997 - 1999 (2 years)

Motorola Semiconductor
Director of Marketing, PowerPC
1992 - 1997 (5 years)

AMD

Marketing Manager
1987 - 1992 (5 years)

IBM / ROLM Corporation
Marketing Manager
1982 - 1987 (5 years)

_____

Education

Stanford University Graduate School of Business
MBA, General Management · (1980 - 1982)

Stanford University
BSEE · (1974 - 1978)